November 10, 2008

VIA EDGAR AND FACSIMILE ((202) 772 – 9202)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Joseph A. Foti
Mr. Juan Migone

Re:	CEC Entertainment, Inc.
Form 10-K for the year ended December 30, 2007
Filed February 28, 2008
File No. 001-13687

Gentlemen:

On behalf of CEC Entertainment, Inc., a Kansas corporation (the “Company,” “our” or “we”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments received from the Commission’s staff (the “Staff”) on October 8, 2008, regarding the Company’s Form 10-K filed with the Commission on February 28, 2008 (the “Form 10-K”).

For ease of reference, each comment has been repeated below in italics, with our responses set forth below each comment. The numbering below corresponds to that used in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 30, 2007

Item 6 – Selected Financial Data

Non-GAAP Performance Measures, page 18

1.

We note you response to our prior comment 1. However, footnote 44 of FR-65, clearly indicates that “the fact that the non-GAAP financial measure is used by or useful to analysts cannot be the sole support for presenting the non-GAAP financial measure.

United States Securities and Exchange Commission

November 10, 2008

Rather, the justification for the use of the measure must be substantive; it can, of course, be substantive justification that causes a measure to be used by or useful to analysts.” Therefore, it does not appear that you meet the substantive threshold for the presentation of Adjusted EBITDA as noted above. As such, we can not concur with the reasons management believes this non-GAAP measure is useful and we reissue our prior comment. You state that adjusted EBITDA is presented because management believes that it is helpful to investors, securities analysts and other interested parties in evaluating your performance as compared to the performance of other companies in your industry. In this regard, it appears that your presentation of adjusted EBITDA also does not meet the conditions of use specified in Item 10(e)(1)(i)(C) of Regulation S-K (see footnote 44 of FR-65.) Furthermore, it is unclear how this non-GAAP measure provides useful or comparable information as other industry registrants are not presenting a similar non-GAAP measure in filings with the commission. Please revise to delete this non-GAAP measure in future filings.

Response:

We have read and understand the Staff’s view concerning our presentation of Adjusted EBITDA. Based on the Staff’s comment, we will remove all discussions with respect to Adjusted EBITDA from our filings and other communications with investors.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 8 – Financial Statements and Supplementary Data

Consolidated Statement of Earnings, page 32

2.

Reference is made to your responses to our prior comments 5-7. In your response, you state entertainment is the main factor attracting customers to your business. While we understand that you provide certain entertainment services for “free”, our prior comments were intended to focus on revenues and costs associated with game sales. In this regard, while you state that tokens may be purchased as part of a package or in larger quantities, individual tokens may be purchased and your customer may choose to only dine or play games when visiting one of your locations. Additionally, customers may purchase food and beverage items without purchasing game tokens. As such, it is unclear how management concluded that providing volume discounts or sales discounts for products sold as a package precludes you from reporting these individual revenues streams separately from the sale of food and beverages. Furthermore, while we are cognizant of the fact that the company does not currently fully allocate all costs to each particular area, management is not precluded from estimating and allocating costs (e.g. utilities) based on reasonable factors and methodologies (e. g. sq footage dedicated to a particular cost driver) under the circumstances. Estimates and assumptions are inherent in the preparation of financial statements but disclosure must provide a complete and

United States Securities and Exchange Commission

November 10, 2008

clear basis for the method (s) used by management for determining how reasonable estimates are derived. It also appears that at least the direct cost associated with the costs of providing entertainment and food to your customers, could and should be allocated. For example, the following list of some of the direct costs which could be reasonably allocated to each particular revenues generating activity:

•	The depreciation of game and entertainment equipment;

•	costs of prizes provided to your customers;

•	the depreciation of your kitchen equipment; and

•	direct food costs (including transportation and storage costs);

•	maintenance and repair of equipment.

Therefore, we can not concur with your conclusion that you have a single aggregated revenues stream and believe that you should disaggregate the disclosure of “Company store sales” on the face of your consolidated statements of earnings by expanding your revenues components to separately disclose amounts for “Food and Beverage Revenues” and “Amusement (Entertainment) and Other Revenues” as well as their separately related “Cost of Sales” amounts. We believe that this separate disclosure is supported as (i) Rule 5-03(b)(1)-(2) of Regulation S-X and provides for enhanced and separate disclosure of material revenue activities.

Response:

We have read and understand the Staff’s view concerning the application of Rule 5-03(b)(1)-(2) of Regulation S-X. As a result, in future filings we will disaggregate “Company store sales” on the face of our consolidated statements of earnings to separately disclose amounts for:

•	Food and beverage sales, and

•	Games and merchandise sales

“Food and beverage sales” will include all revenue recognized with respect to stand-alone food and beverage sales as well as the portion of revenue from multiple-element packages (combination deals comprised of food, beverage and games) that is allocated to food and beverage revenue pursuant to EITF 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).

“Games and merchandise sales” will include all revenue recognized with respect to stand-alone game sales as well as the portion of revenue from multiple-element packages that is allocated to games revenue pursuant to EITF 00-21. This revenue caption will also include sales of merchandise. Merchandise sales comprise approximately 2% of consolidated revenues, well below the 10% threshold for separate reporting pursuant to Regulation S-X. We believe that the inclusion of merchandise revenue in this caption is the most appropriate based on the fact that all prize inventory (items that are received upon redemption of tickets obtained from game-play) can be also sold outright as merchandise inventory. Therefore, we believe that the costs and revenues related to merchandise inventory are closely related to prize inventory which is directly attributable to game revenue.

United States Securities and Exchange Commission

November 10, 2008

We will also separately disclose the related “Cost of sales” with respect to each of these disaggregated revenue captions. Consistent with the presentation in our Form 10-K, the amounts presented on the face of our consolidated statements of earnings for “Cost of sales” will include only the incremental direct costs associated with each revenue caption as follows:

•	Cost of sales with respect to “Food and beverage sales” will include all direct costs such as food, beverage and related supply costs (paper and birthday supplies), less rebates from suppliers.

•	Cost of sales with respect to “Games and merchandise sales” will include all direct costs such as the cost of prize and merchandise inventory, as well as cost of tickets.

The “Cost of sales” amounts will exclude any allocation of (i) store employee payroll, related taxes and benefit costs; (ii) depreciation and amortization expense associated with company-store assets; and (iii) store-level utility costs.

Our rationale for excluding costs other than those mentioned above from “Cost of sales” is as follows:

•

Based on the fact that our store employees are trained to sell and attend to both streams of revenue, we believe it would be prohibitively difficult to assign labor between “Food and beverage sales” and “Games and merchandise sales”. We believe any attempt to allocate labor costs presents the risk of misleading a reader as to assumed profitability.

•

With respect to depreciation, while certain assets are individually dedicated to food preparation and games, we also have significant capital investments in shared depreciating assets, such as leasehold improvements, point-of-sale systems, animatronics, showroom, SkyTubes, ToddlerZone, etc. We therefore believe that a full allocation would be prohibitively difficult, and a partial allocation could lead to an inaccurate and misleading representation of profitability for each revenue stream.

•

With respect to utilities, based on the same arguments provided above, we believe that it would be prohibitively difficult to appropriately allocate utilities between “Food and beverage sale” and “Games and merchandise sales”. While we agree that a methodology for allocating these costs could be developed, we reiterate our belief that this would lead to an inaccurate and misleading representation of profitability for each revenue stream.

•

Based on a review of other registrants’ filings (e.g. cruise ships, movie theaters, and others in our industry classification), we believe that most are presenting only direct variable expenses in cost of sales and do not allocate other overhead costs to the separate cost of sales categories.

•

Finally, we believe that our readers will want to understand our store-level labor, depreciation and utility costs in the aggregate, as this is the most consistent financial reporting presentation for multi-unit restaurant companies.

United States Securities and Exchange Commission

November 10, 2008

Pursuant to Staff Accounting Bulletin Topic 11B, we will parenthetically append to the “Cost of sales” caption on the face of the consolidated statements of earnings, “exclusive of depreciation and labor shown below.” Furthermore, within note 1, “Summary of significant accounting policies”, in our notes to the consolidated financial statements, we will expand our discussion of cost of sales, including a discussion of the amounts excluded from cost of sales and an explanation regarding the Company’s decision to exclude these costs, comparable to the discussion provided above.

3.	We note your response to our prior comment 6; however, your focus on the notion that your dining and entertainment areas are intermingled does not preclude you from the presentation requirements in Topic 11L. In this regard, a number of other reporting registrants provide disaggregated financial data but also do not consider the elements to be mutually exclusive and in industries where revenue streams are neither distinct nor largely independent from each other. In addition, the guidance in Topic 11L was enacted to ensure that a detailed presentation is provided to afford an analysis of the relative contribution to operating profits for each of the revenues generating activities in circumstances such as yours. Additionally, there are some similar features in the nature of your operations to others as previously mentioned (e. g. cruise ships, movie theaters as wells as others within your direct industry classification, etc.) that also provide a general area to do all their business, and provide a breakout of separate interrelated major components. Accordingly, please revise and advise, accordingly.

Response:

We understand the Staff’s view concerning the presentation requirements in Topic 11L of the Staff Accounting Bulletins. Therefore, consistent with our response to Comment 2 above, in future filings we will disaggregate the “Cost of sales” caption on the face of our consolidated statements of earnings to separately disclose “Cost of sales” amounts for “Food and beverage sales” and “Games and merchandise sales”.

4.	In connection with the comment above, since you state that food provides an inherent subsidy for your game tokens and entertainment services (which are the main factors attracting your customers to your business), it would appear that providing investors with an analysis of the relative contribution to operating profits for each of the revenues generating activities is particularly important. Additionally, since game operations are subsidized through your dining operations, the fact that they are a loss leader should be thoroughly discussed within your filing.

In response to this comment, we will, in future filings, expand our discussion of “Games and merchandise sales” in the “Overview” section of MD&A. This expanded discussion will describe that game tokens may be provided free of charge, or at a reduced cost, with the purchase of food and that as a result, our “Food and beverage sales” provide an inherent subsidy for our game and entertainment operations.

United States Securities and Exchange Commission

November 10, 2008

5.	You also state, in your prior response to our comment 6, that your entertainment areas are intermingled with your dining areas. While this might be true in regards to your live and/or animatronic stage performances, the majority of games are located in a separate room or within a segregated staging area. Please advise.

As noted in our response to Comment 2 above, in future filings we will disaggregate our “Company store sales” to present separate amounts for “Food and beverage sales” and “Games and merchandise sales”.

6.	Lastly, based on the aforementioned factors and your response, we continue to believe that it appears that you should revise your MD&A disclosures to discuss both revenues as well as costs of sales for game sales and food products separately. This detailed and separate presentation affords investors of the relative contribution of these separate activities to revenues and costs. Specifically since entertainment appears to be one of your major revenue drivers and decreasing entertainment revenue trends could help shareholders anticipate future capital expenditures and identify potential issues. For guidance, please refer to FR-72 (Release No. 33-8350)

Response:

In response to this comment, in future filings we will revise our MD&A to provide separate discussions regarding “Food and beverage sales” and “Games and merchandise sales”, as well as provide a separate discussion of their related cost of sales.

Based upon our telephonic discussion on October 15, 2008, we intend to defer (i) the disaggregation of the “Company store sales” and “Cost of sales” captions on the face of our consolidated statements of earnings as we have discussed in our response to Comments 2, and (ii) the revision of our MD&A as it relates to those revenues and cost as we have discussed in our response to Comment 6, commencing with our Form 10-K for the year ended December 28, 2008 (the “2008 Form 10-K”) to be filed with the Commission on, or before, February 26, 2009.

The proper disaggregation of revenues will require us to make changes to our systems and reporting processes, and will require us to commit significant time for internal review to ensure that the disaggregated results are accurate and complete for all applicable periods. Additionally, it will take some time to develop the necessary discussions that we intend to include in our MD&A with respect to the disaggregated results. Due to the short timeframe until the November 7, 2008 deadline for filing our Form 10-Q for our third quarter ended September 28, 2008 (the “Form 10-Q”), there is insufficient time to complete all the work necessary to appropriately disaggregate the revenues and costs for the three and nine month periods for 2008 and 2007. By delaying the disaggregation until the filing of our 2008 Form 10-K, we would have sufficient time to vet all of the system and reporting issues regarding the disaggregation as it relates to annual and interim reporting periods to be disclosed in our 2008 Form 10-K.

United States Securities and Exchange Commission

November 10, 2008

With respect to the presentation and disclosure of disaggregated revenues and costs in our 2008 Form 10-K, we anticipate the following:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As previously mentioned, we will provide separate discussions, where appropriate, of “Food and beverage sales” and “Games and merchandise sales”, as well as provide a separate discussion of their related cost of sales for fiscal year 2008 compared to fiscal year 2007 and fiscal year 2007 compared to fiscal year 2006. This will include, where appropriate, an analysis of year-over-year changes and a discussion of known trends, including the impact that our sales strategies, consumer demands, seasonality or capital initiatives had or are expected to have on each of the revenue and cost of sales captions.

Item 8. Financial Statements and Supplementary Data

We will present disaggregated sales and cost of sales amounts for each of the three years presented in our consolidated statements of earnings.

We will provide a disclosure in Note 1 “Summary of significant accounting policies” to the consolidated financial statements to explain that we have revised the presentation in the consolidated statements of earnings by disaggregating the disclosure of Company store sales into separate amounts for “Food and beverage sales” and “Games and merchandise sales” as well as separate amounts for their related cost of sales. The disclosure will also confirm that the revision had no impact on total revenues, total cost of sales, operating income, net income, financial position, shareholders’ equity, comprehensive income, or cash flows from operating activities for the annual and interim reporting periods to be disclosed in our 2008 Form 10-K.

We will enhance our disclosure in Note 1 “Summary of significant accounting policies” to the consolidated financial statements with respect to ‘Revenue Recognition’ to describe how revenue is allocated between “Food and beverage sales” and “Games and merchandise sales” for multiple-element packages pursuant to EITF 00-21.

Finally, we will present disaggregated sales and cost of sales amounts in the “Quarterly Results of Operations (unaudited)” note within the consolidated financial statements for each of the quarterly period in fiscal 2008 and 2007.

Notwithstanding our intention to defer these disclosures until the filing of our 2008 Form 10-K, we propose providing a discussion within MD&A in our Form 10-Q for the third quarter 2008 which states:

“Upon a detailed review with regard to our current presentation of a single revenue caption entitled, “Company store sales”, we have determined that commencing with our Annual Report on Form 10-K for fiscal year 2008, we will disaggregate this revenue caption into “Food and beverage sales” and “Games and merchandise sales,” and present separate corresponding

United States Securities and Exchange Commission

November 10, 2008

“Cost of sales” amounts for each. We will provide this disaggregation for our fiscal years 2006, 2007 and 2008, including appropriate discussions within our MD&A. We anticipate this disaggregation will have no impact on total revenues, total cost of sales, operating income, net income, financial position, shareholders’ equity, comprehensive income, or cash flows from operating activities for the annual and interim reporting periods.”

* * *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (972) 258-4525.

Sincerely,

CEC Entertainment, Inc.

Christopher D. Morris

Executive Vice President, Chief Financial Officer and Treasurer

cc:	Richard M. Frank, Chairman and CEO

Michael H. Magusiak, President

Darin E. Harper, Vice President, Controller

Jay A. Young, Vice President, General Counsel

Larry T. McDowell, Chairman of the Audit Committee

Roger W. Bivans, Baker & McKenzie LLP

Donald E. Wagner, Deloitte & Touche